13010862

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

SEC FILE NUMBER
8-27120

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert A. Stanger & Co, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1129 Broad St Ste 201
(No. and Street)

Shrewsbury NJ 07702
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn 732-842-9450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies
(Name – *if individual, state last, first, middle name*)

665 Fifth Ave New York NY 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

- x☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PKF O'CONNOR DAVIES

Robert A Stanger & Co, Inc.

Financial Statements

December 31, 2012

PKF

Robert A Stanger & Co, Inc.

Financial Statements

December 31, 2012

OATH OR AFFIRMATION

I, Kevin T Gannon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert A Stanger & Co, Inc, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

THOMAS F. FLYNN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 1, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF
O'CONNOR
DAVIES

PKF

Independent Auditors' Report

The Board of Directors
Robert A Stanger & Co, Inc.

We have audited the accompanying statements of financial condition of Robert A Stanger & Co, Inc. (the "Company") as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert A Stanger & Co, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information shown on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PKF O'Connor Davies

New York, New York
February 11, 2013

Robert A Stanger & Co, Inc.

Statements of Financial Condition

	December 31, 2012	December 31, 2011
ASSETS		
Cash and cash equivalents	$ 418,310	$ 418,650
Trade accounts receivable, net of allowance	587,564	891,693
Prepaid expenses	94,654	181,469
Furniture and equipment, net of accumulated depreciation of $264,033 and $226,025	31,170	50,595
	$ 1,131,698	$ 1,542,407

	December 31, 2012	December 31, 2011
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$ 154,500	$ 102,500
Accrued salary	60,000	115,000
Total Liabilities	214,500	217,500
Stockholder's Equity		
Capital stock, no par, 100 shares authorized, issued and outstanding	1,500	1,500
Retained earnings	915,698	1,323,407
Total Stockholder's Equity	917,198	1,324,907
	$ 1,131,698	$ 1,542,407

See notes to financial statements

Robert A Stanger & Co, Inc.

Statements of Operations

	Year Ended December 31,	
	2012	2011
REVENUE		
Advisory, consulting and related services	$ 8,062,986	$ 7,878,343
Interest income	2,219	298
Total Revenue	8,065,205	7,878,641
EXPENSES		
Salaries	4,782,005	3,890,322
Employee benefits	375,978	298,993
Consultants	751,824	1,157,395
Office rent	151,496	129,074
Insurance	65,640	49,199
Legal fees	210,692	90,083
Accounting fees	16,750	19,250
Payroll processing fees	10,126	9,804
Travel and conferences	93,928	141,474
Telephone	35,314	32,515
Postage	12,283	15,486
Publications, dues and subscriptions	211,187	122,621
Utilities	17,504	17,513
Office maintenance and supplies	357,700	230,956
Contributions	28,913	12,150
Depreciation and amortization	38,009	37,139
Miscellaneous taxes	2,539	4,084
Total Expenses	7,161,888	6,258,058
Net Income	$ 903,317	$ 1,620,583

See notes to financial statements

Robert A Stanger & Co, Inc.

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2012 and 2011

	Capital Stock	Retained Earnings	Total
Balance, January 1, 2011	$ 1,500	$ 768,936	$ 770,436
2011			
Net income	-	1,620,583	1,620,583
Distributions to stockholders	-	(1,066,112)	(1,066,112)
Balance, December 31, 2011	1,500	1,323,407	1,324,907
2012			
Net income	-	903,317	903,317
Distributions to stockholders	-	(1,311,026)	(1,311,026)
Balance, December 31, 2012	$ 1,500	$ 915,698	$ 917,198

See notes to financial statements

Robert A Stanger & Co, Inc.

Statements of Cash Flows

	Year Ended December 31, 2012	Year Ended December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 903,317	$ 1,620,583
Adjustments to reconcile net income to cash from operating activities		
Depreciation	38,008	37,139
Changes in operating assets and liabilities		
Trade accounts receivable	304,129	(454,369)
Prepaid expenses	86,815	(82,164)
Accounts payable	52,000	83,000
Accrued expenses	(55,000)	20,000
Net Cash from Operating Activities	1,329,269	1,224,189
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(18,583)	(55,090)
Net Cash from Investing Activities	(18,583)	(55,090)
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholders' distributions	(1,311,026)	(1,166,112)
Net Cash from Financing Activities	(1,311,026)	(1,166,112)
Net Change in Cash and Cash Equivalents	(340)	2,987
CASH AND CASH EQUIVALENTS		
Beginning of year	418,650	415,663
End of year	$ 418,310	$ 418,650

See notes to financial statements

Robert A Stanger & Co, Inc.

Notes to Financial Statements
December 31, 2012 and 2011

1. Organization

Business

Robert A. Stanger & Company, Inc. (the "Company") was incorporated in the State of New Jersey in August of 1985. The Company acts as an agent in mergers and acquisitions, prepares fairness opinions, values securities and businesses and performs financial advisory services. The Company also is registered as a broker-dealer with the Securities and Exchange Commission.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

As a Subchapter S Company, the Company's Federal and New Jersey State income is taxed in the individual income tax returns of its shareholders.

Accounts Receivable

At December 31, 2012 and 2011, management of the Company estimated an allowance for doubtful accounts of $10,000 and $10,000, respectively.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is provided using accelerated methods.

Financial Advisory and Consulting Services

Financial advisory and consulting fees are recognized as earned on a pro rata basis over the term of the agreements.

2. Significant Accounting Policies (*continued*)

Accounting for Uncertainty in Income Taxes

The Company recognizes the effect of income tax positions only when they are more likely than not to be sustained. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure. The Company is no longer subject to examinations by the applicable taxing jurisdictions for the periods prior to 2009.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosures and/or recognition in the financials statements through the date that the financial statements were available to be issued, which date is February 11, 2013.

3. Furniture, Equipment, and Leasehold Improvements

Furniture equipment and leasehold improvements consist of the following at December 31:

	2012	2011
Furniture and equipment	$ 262,324	$ 243,741
Leasehold improvements	32,879	32,879
Less: Accumulated depreciation and amortization	(264,033)	(226,025)
	$ 31,170	$ 50,595

4. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash with a single financial institution. At times, cash balances may exceed insured limits. Concentrations of credit risk with respect to accounts receivable are limited due to the good credit quality of customers.

Approximately 22% and 17% of the Company's revenues were generated by contracts from one customer in 2012 and 2011, and 31% and 28% of the Company's trade receivables were due from one customer at December 31, 2012 and 2011, respectively.

5. Pension Plan

The Company sponsors a simplified employee pension plan covering substantially all employees. The Company made no contributions to the plan for 2012 and 2011.

6. Lease Obligations

The Company has an eleven-year operating lease for office space in New Jersey which expires June 30, 2020, and is cancellable on the sixth anniversary of commencement. The lease agreement allows for an annual rent increase of 2%. The Company also has a twenty month operating lease for office space in New Jersey beginning November 10, 2011 at $21,000 per annum. The lease expires on June 30, 2013.

The Company also leases various equipment under operating leases that expire through the year 2015.

The following is a schedule of annual future minimum operating lease payments:

	Office	Equipment
2013	$ 135,694	$ 12,306
2014	127,698	12,306
2015	65,126	8,360
2016	-	468
	$ 328,518	$ 33,440

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital; both as defined, shall not exceed 15 to 1. As of December 31, 2012 and 2011, the Company had net capital of $203,310 and $201,150 which was $189,010 and $186,150 in excess of its required net capital, respectively. The company's net capital ratio was 1.06 and 1.08 to 1 as of December 31, 2012 and 2011, respectively.

8. Related Party Transactions

The Company paid consulting fees to a director and legal fees to a law firm in which the same director is a partner in 2012 and 2011. The aggregate amount of such consulting fees and legal fees were $249,200 and $182,763 in 2012 and 2011, respectively.

9. Litigation

The Company and its President and Chief Executive Officer were named along with other parties as respondents in a FINRA arbitration proceeding involving claims relating to the recommendation and valuation of tenant in common investment programs to an individual investor (the "Claimant"). Discovery has not been completed. Outside counsel for the Company has advised that at this stage of the proceeding they cannot offer an opinion as to the probable outcome. The Company believes the suit is without merit and intends to vigorously defend its position. The range of possible loss in this arbitration proceeding is $1.4 million to approximately $2 million. A liability of $125,000 has been recorded to cover expected legal expenses. No other liabilities have been recorded in connection with this arbitration proceeding.

* * * * *

Robert A Stanger & Co, Inc.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2012

Robert A Stanger & Co, Inc.

Schedule of Computation of Net Capital Under
Securities and Exchange Commission (SEC) Rule 15c3-1
As of December 31, 2012

NET CAPITAL		
Total ownership equity from statement of financial condition		$ 917,198
Deductions		
Non-allowable assets:		
Trade accounts receivable	$ 587,564	
Furniture and equipment	31,170	
Prepaid expenses	94,654	
Petty Cash	500	713,888
Net Capital		203,310
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		
6-2/3% of aggregate indebtedness or $5,000, whichever is greater		14,300
Excess of net capital over minimum requirement		$ 189,010
Total Aggregate Indebtedness Liabilities		$ 214,500
Percent of aggregate indebtedness to net capital		105.50%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2012.

See Independent Auditos' Report

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

SUPPLEMENTAL SCHEDULE
Computation for Determination of Reserve Requirements and Information Relating to Possession Or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

PKF
O'CONNOR
DAVIES

PKF

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Shareholders
Robert A Stanger & Co, Inc.

In planning and performing our audit of the financial statements of Robert A Stanger & Co, Inc (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
29 Broadway, New York, NY 10006 | Tel: 212.867.8000 | Fax: 212.687.4346 | www.odpkf.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

New York, New York
February 11, 2013

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP

O'Connor Davies, LLP is an independent member of
PKF North America and PKF International Ltd.

PKF
O'CONNOR
DAVIES

Robert A. Stanger & Company, Inc.

Independent Accountants' Report on
Applying Agreed-Upon Procedures
Related to SIPC Assessment Reconciliation

December 31, 2012

PKF

Robert A. Stanger & Company, Inc.

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

December 31, 2012

PKF O'CONNOR DAVIES

PKF

To the Board of
Robert A. Stanger & Company, Inc.
1129 Broad Street, Suite 201
Shrewsbury, NJ 07702-4314

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Robert A. Stanger & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Robert A. Stanger & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Robert A. Stanger & Company, Inc.'s management is responsible for Robert A. Stanger & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting revenue schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related revenue schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

New York, New York
February 11, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027120 FINRA DEC
ROBERT A STANGER & COMPANY INC. 12*12
1129 BROAD ST STE 201
SHREWSBURY NJ 07702-4314

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Thomas F Flynn 732-842-9450

2. A. General Assessment (item 2e from page 2) $ 36

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (52)

D. Assessment balance due or (overpayment) (26)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (26)

G. PAID WITH THIS FORM
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number).

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Robert A Stanger & Company Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Treasurer
(Title)

Dated the 12 day of January, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ~~1/1~~, 20~~12~~
and ending ~~12/31~~, 20~~12~~

Item No. **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ ~~8,065,205~~

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Real estate valuation 6,712,126
Partnership valuation fees 1,186,320 8,050,973
(Deductions in excess of $100,000 require documentation)
Subscriptions 142,527
Rent reimbursement 10,000

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 8,050,973

2d. SIPC Net Operating Revenues $ 14,232

2e. General Assessment @ .0025 $ 36

(to page 1, line 2.A.)

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP

O'Connor Davies, LLP is an independent member of
PKF North America and PKF International Ltd.